Exhibit 21.01

GEN DIGITAL INC.
SUBSIDIARIES

Name of Subsidiary	State or Other Jurisdiction of Incorporation
NortonLifeLock Security Holdings Inc.	Delaware
NortonLifeLock Ireland Limited	Ireland
NortonLifeLock Singapore Pte. Ltd.	Singapore
NortonLifeLock Japan G.K.	Japan
Avast Software s.r.o	Czech Republic
MoneyLion Technologies Inc.	Delaware
MoneyLion Inc	Delaware